

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Carmel Container Systems Ltd.
(Translation of registrant's name into English)

2 Chalamish Street, Caesarea Industrial Park, Caesarea, Israel 38900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following is included in this Report on Form 6-K:

1. Notice sent to the Israeli Registrar of Companies dated May 8, 2002 in Hebrew with English translation.

BALTER, GUTH, ALONI & CO.
בלטר, גוט, אלוני ושות׳

Tel Aviv Jerusalem Tiberias Haifa

Law Offices

Tel Aviv, 8 May, 2002

Via Facsimile

Registrar of Companies
P.O. Box 767
Jerusalem 91007

Fax No.: 02-6222847

RE: CARMEL CONTAINER SYSTEMS LTD.
PUB. CO. NO.: 52-003573-4
IMMEDIATE REPORT

Gentlemen/Ladies:

Carmel Container Systems Ltd. (hereinafter, the "**Company**") hereby gives notice that on May 6, 2002 the Board of Directors of the Company approved the Company's financial statements for March 31, 2002.

Attached hereto are copies of the Company's financial statements.

Sincerely yours,
BALTER, GUTH, ALONI & CO.

By: 
Yossi Luzon, Adv.

c.c.: Carmel Container Systems Ltd.
Fax No.: 04-623-9370

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2 KAUFMAN STREET ● TEXTILE CENTER ● TEL AVIV 68012 ● ISRAEL
TEL: +972-3-511-1111 ● FAX: +972-3-510-2678 ● E-MAIL: bgalaw@bgalaw.co.il

Member of CONSULEGIS EEIG
International Law Office Consortium
With affiliates in 35 countries and 150 cities

בלטר, גוט, אלוני ושות' משרד עורכי דין

BALTER, GUTH, ALONI & CO. LAW OFFICES

תל אביב, בית הטקסטיל, רחוב קויפמן 2, 68012, טל' 03-5111111
ת.ד. 50207 תל אביב 61501, פקסימילה: 03-5102166
דואר אלקטרוני: E-MAIL: BGALAW@BGALAW.CO.IL

ירושלים, רחוב הלל 23, קומה 5, 94581, טל' 02-6233250
ת.ד. 2430 ירושלים 91023, פקסימילה: 02-6233248
דואר אלקטרוני: E-MAIL: EGUTH@BGALAW.CO.IL

חיפה, חלונות הסיטי - בניין אורן, רחוב פל-ים 2, 33095
טל' 04-8667733 פקסימיליה: 04-8673058
דואר אלקטרוני: E-MAIL: BGALAW@BGALAW.CO.IL

טבריה, רחוב הקישון, 14201, טל' 04-6722815
ת.ד. 1685 טבריה 14116, פקסימילה: 04-6723183
דואר אלקטרוני: E-MAIL: ATZUR@BGALAW.CO.IL

אתר אינטרנט: HTTP://WWW.BGALAW.CO.IL

תל אביב: 08/05/2002
סימוכין: כר/ 44/2

לכבוד
רשם החברות
רח' יפו 97, בנין כלל
ת.ד. 767
ירושלים 91007
פקס: 02-6222847

ג.א.נ.,

הנדון: כרמל מערכות מיכלים בע"מ
ח.צ. 52-003573-4

כרמל מערכות מיכלים בע"מ (להלן "החברה"), מודיעה בזה כי חבר המנהלים של החברה אישר ביום 6 במאי 2002 את הדוחות הכספיים של החברה ליום 31 במרץ 2002.

מצ"ב העתק מן הדוחות הכספיים של החברה.

בכבוד רב

בלטר, גוט, אלוני ושות' - עורכי דין
יוסי לוזון, עו"ד

F:\apps\masig\docs\ft#2\44\0000138.doc



CARMEL CONTAINER SYSTEMS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002

ADJUSTED TO THE NIS OF MARCH 2002

UNAUDITED

CARMEL CONTAINER SYSTEMS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002

ADJUSTED TO THE NIS OF MARCH 2002

UNAUDITED

INDEX

- - - - - - - -



▪ Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel

▪ Phone: 972-3-6232525
Fax: 972-3-5622555

The Board of Directors
Carmel Container Systems Ltd.

Re: Review report of unaudited interim consolidated financial statements as of and for the three months ended March 31, 2002

At your request, we have reviewed the accompanying interim consolidated balance sheet of Carmel Container Systems Ltd. as of March 31, 2002, and the related interim consolidated statements of operations, changes in equity and cash flows for the three months then ended.

We did not review interim financial statements of certain subsidiaries, whose assets included in consolidation, constitute approximately 22% and 21% of total consolidated assets as of March 31, 2002 and 2001, and whose revenues included in consolidation, constitute approximately 23% and 29% of total consolidated revenues for the period ended March 31, 2002 and 2001, respectively.

Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the board of directors and its committees, and making inquiries of certain officers responsible for financial and accounting matters.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards in Israel, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, based on our review and the review reports of the other auditors, nothing came to our attention that would indicate that material changes to the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970.

Tel-Aviv, Israel
May 6, 2002

Kost, Forer and Gabbay
KOST FORER & GABBAY
A Member of Ernst & Young International

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of March 2002

	December 31, 2001	March 31, 2001	March 31, 2002	Convenience translation (Note 4) March 31, 2002
	Audited	Unaudited	Unaudited	Unaudited
	Adjusted NIS (In thousands)			U.S. dollars
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	470	743	1,175	252
Trade receivables	106,251	134,800	117,586	25,190
Other accounts receivable and prepaid expenses	5,556	5,750	5,320	1,140
Inventories	52,850	51,944	47,034	10,076
	165,127	193,237	171,115	36,658
SEVERANCE PAY FUND, NET	13	-	-	-
PROPERTY AND EQUIPMENT, NET	144,650	157,160	138,680	29,708
	309,790	350,397	309,795	66,366

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
Adjusted to the NIS of March 2002

	December 31, 2001	March 31, 2001	March 31, 2002	Convenience translation (Note 4) March 31, 2002
	Audited	Unaudited		Unaudited
	Adjusted NIS			U.S. dollars
LIABILITIES AND SHAREHOLDERS' EQUITY	(In thousands)			
CURRENT LIABILITIES:				
Short-term credit from banks and others	11,550	*) 35,683	20,078	4,301
Current maturities of long-term loans and capital lease obligations	24,181	*) 20,082	25,453	5,453
Trade payables	56,042	50,206	55,322	11,851
Other accounts payable and accrued expenses	14,366	19,057	15,193	3,255
	106,139	125,028	116,046	24,860
LONG-TERM LIABILITIES:				
Long-term loans from banks	47,596	49,880	40,332	8,640
Capital lease obligations	11,143	12,528	10,089	2,161
Accrued severance pay, net	-	286	171	37
Deferred income taxes, net	13,718	20,393	13,068	2,799
	72,457	83,087	63,660	13,637
MINORITY INTEREST IN A SUBSIDIARY	11,691	12,040	11,555	2,475
SHAREHOLDERS' EQUITY:				
Share capital	23,232	23,232	23,232	4,977
Additional paid-in capital	44,485	44,485	44,485	9,530
Retained earnings	55,956	66,695	54,987	11,780
	123,673	134,412	122,704	26,287
Less - shares held by a subsidiary	4,170	4,170	4,170	893
	119,503	130,242	118,534	25,394
	309,790	350,397	309,795	66,366

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.






May 6, 2002				
Date of approval of the financial statements	Robert Kraft Chairman of the Board of Directors	Ya'acov Yerushalmi Vice Chairman of the Board of Directors	Doron Kempler General Manager	Daniel Attias Financial Officer

CARMEL CONTAINER SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Adjusted to the NIS of March 2002

	Year ended December 31, 2001	Three months ended March 31, 2001	Three months ended March 31, 2002	Convenience translation (Note 4) Three months ended March 31, 2002
	Audited	Unaudited	Unaudited	Unaudited
	Adjusted NIS			U.S. dollars
	(In thousands except per share amounts)			
Revenues from sales, net	342,876	101,858	87,323	18,707
Cost of revenues	309,862	85,551	77,902	16,689
Gross profit	33,014	16,307	9,421	2,018
Selling and marketing expenses	17,703	4,638	4,577	981
General and administrative expenses	19,061	5,252	4,506	965
	36,764	9,890	9,083	1,946
Operating income (loss)	(3,750)	6,417	338	72
Financial expenses, net	(10,643)	(3,185)	(2,090)	(447)
	(14,393)	3,232	(1,752)	(375)
Other income, net	149	113	11	2
Income (loss) before taxes on income	(14,244)	3,345	(1,741)	(373)
Taxes on income (tax benefit)	(5,453)	1,050	(636)	(136)
Income (loss) after taxes on income	(8,791)	2,295	(1,105)	(237)
Minority interest in losses (earnings) of a subsidiary, net	227	(120)	136	29
Net income (loss)	(8,564)	2,175	(969)	(208)
Basic net income (loss) per NIS 1 par value of shares (in adjusted NIS)	(3.57)	0.91	(0.40)	(0.09)
Weighted average number of shares outstanding during the period (in thousands)	2,400	2,400	2,400	2,400

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of March 2002
Audited

	Year ended December 31, 2001				
	Share capital	Additional paid-in capital	Retained earnings	Less - shares held by subsidiary	Total shareholders' equity
	Adjusted NIS (In thousands)				
Balance at the beginning of the year	23,232	44,485	64,520	(4,170)	128,067
Net loss	-	-	(8,564)	-	(8,564)
Balance at the end of the year	23,232	44,485	55,956	(4,170)	119,503

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of March 2002

Unaudited

	Three months ended March 31, 2001					Three months ended March 31, 2002				
	Share capital	Additional paid-in capital	Retained earnings	Less - shares held by subsidiary	Total shareholders' equity	Share capital	Additional paid-in capital	Retained earnings	Less - shares held by subsidiary	Total shareholders' equity
	Adjusted NIS (In thousands)									
alance at the beginning of the period	23,232	44,485	64,520	(4,170)	128,067	23,232	44,485	55,956	(4,170)	119,503
et income (loss) for the period	-	-	2,175	-	2,175	-	-	(969)	-	(969)
alance at the end of the period	23,232	44,485	66,695	(4,170)	130,242	23,232	44,485	54,987	(4,170)	118,534

	Three months ended March 31, 2002				
	Share capital	Additional paid-in capital	Retained earnings	Less - shares held by subsidiary	Total shareholders' equity
	Convenience translation into U.S. $ (Note 4) (In thousands)				
alance at the beginning of the period	4,977	9,530	11,988	(893)	25,602
oss for the period	-	-	(208)	-	(208)
alance at the end of the period	4,977	9,530	11,780	(893)	25,394

he accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2002

	Year ended December 31, 2001	Three months ended March 31, 2001	Three months ended March 31, 2002	Convenience translation (Note 4) Three months ended March 31, 2002
	Audited	Unaudited		Unaudited
	Adjusted NIS			U.S. dollars
	(In thousands)			
Cash flows from operating activities:				
Net income (loss)	(8,564)	2,175	(969)	(208)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Minority interest in earnings (losses) of subsidiary	(227)	120	(136)	(29)
Depreciation	26,239	6,812	6,134	1,314
Deferred income taxes, net	(5,453)	1,020	(638)	(137)
Accrued severance pay, net	(396)	(98)	184	39
Capital gain on sale of property and equipment, net	(149)	(113)	(11)	(2)
Erosion of long-term loans and capital lease obligations	(131)	453	(1,324)	(284)
Decrease (increase) in trade receivables	16,273	(12,259)	(11,335)	(2,428)
Decrease in other accounts receivable and prepaid expenses	681	562	221	48
Decrease in inventories	10,570	11,484	5,816	1,246
Decrease in trade payables	(1,471)	(7,318)	(720)	(154)
Increase (decrease) in other accounts payable and accrued expenses	(3,421)	1,389	830	178
Net cash provided by (used in) operating activities	33,951	4,227	(1,948)	(417)

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of March 2002

	Year ended December 31,	Three months ended March 31,		Convenience translation (Note 4) Three months ended March 31,
	2001	2001	2002	2002
	Audited	Unaudited		Unaudited
	Adjusted NIS			U.S. dollars
	(In thousands)			
Cash flows from investing activities:				
Purchase of property and equipment	(10,370)	(3,061)	(377)	(81)
Proceeds from sale of property and equipment	649	247	224	48
Net cash used in investing activities	(9,721)	(2,814)	(153)	(33)
Cash flows from financing activities:				
Proceeds from long-term loans	15,347	-	-	-
Principal payments of long-term loans and capital lease obligations	(19,606)	(4,779)	(5,722)	(1,226)
Principal payments of loans from a related party	(1,836)	(1,836)	-	-
Short-term credit from bank and others, net	(18,159)	5,451	8,528	1,827
Net cash provided by (used in) financing activities	(24,254)	(1,164)	2,806	601
Increase (decrease) in cash and cash equivalents	(24)	249	705	151
Cash and cash equivalents at the beginning of the period	494	494	470	101
Cash and cash equivalents at the end of the period	470	743	1,175	252

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: GENERAL

These financial statements have been prepared as of March 31, 2002 and for the three months then ended.

These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 2001, and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. The significant accounting policies applied in the audited annual financial statements of the Company as of December 31, 2001, are applied consistently in these financial statements.

b. Certain amounts in the financial statements of the first quarter of 2001 have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED NIS

The financial statements are prepared on the basis of the historical cost adjusted to the changes in the general purchasing power of the New Israeli Shekel (NIS).

Comparative figures in these statements were adjusted to the NIS of March 2002.

In the reported period, the Israeli Consumer Price Index increased by 2.4% (corresponding period in the previous year - decreased by 0.5%).

NOTE 4:- CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The adjusted financial statements at March 31, 2002 and for the three months then ended, have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 4.668). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

NOTE 5:- CONTINGENT LIABILITIES

In October 2001, the Investment Center notified C.D. Packaging Systems Ltd. ("C.D."), a subsidiary, that since C.D. is not complying with the conditions stated in the letter of approval from 1992, that it is likely to cancel it.

C.D. is currently discussing with the Investment Center the issue of modifying the conditions stated in the letter of approval and extending the period for carrying out the plan.

The amortized cost of the grants in respect to the aforesaid plan, is approximately adjusted NIS 3 million (originally about adjusted NIS 7 million) which are netted from the "Property and Equipment" item.

C.D.'s management assumes that should it arrive to an arrangement with the Investment Center such arrangement will not significantly effect C.D.'s financial position. Accordingly, C.D. did not record a provision in its books in respect to this matter.

\- - - - - - - -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmel Container Systems Ltd.

Date: May 15, 2002

By_Doron Kempler_
Doron Kempler
General Manager